

Mail Stop 3233

October 6, 2015

<u>Via E-mail</u>
Steven L. Brake
Chief Financial Officer
25521 Commercentre Drive
Lake Forest, California 92630

> **Re:** **Del Taco Restaurant Properties I; File No. 000-16191**
> **Del Taco Restaurant Properties II; File No. 000-16190**
> **Del Taco Restaurant Properties III; File No. 000-16851**
> **Del Taco Income Properties IV; File No. 033-13437**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 6, 2015**

Dear Mr. Brake:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Senior Counsel
Office of Real Estate and
Commodities

cc: Katherine J. Blair, Esq.
       Manatt, Phelps & Phillips, LLP